Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended May 31, 2018

The financial information of Itaú CorpBanca as of and for the month ended May 31, 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial  Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	May'18
Total Loans	20,961,982
Total Assets	29,237,609

Current accounts and demand deposits	4,196,735
Time deposits and savings accounts	9,849,091
Borrowings from financial institutions	2,301,303
Debt issued	5,861,639

Total Equity	3,473,616
Equity attributable to shareholders	3,250,883
Non-controlling interest	222,733

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	5M'18
Net operating profit before loan losses	493,343
Provisions for loan losses	(97,089)
Operating expenses	(304,397)
Operating Income	91,857
Income from investments in associates and other companies	1,451
Income before taxes	93,308
Income tax expense	(13,249)
Income from ordinary activities	80,059
Income from discontinued operations	5,861,639
Net Income	80,059
Net income attributable to shareholders	79,179
Non-controlling interest	880

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer